August 20, 2018

Jason K. Giordano
Co-Executive Chairman
Collier Creek Holdings
200 Park Avenue, 58th Floor
New York, New York 10166

       Re: Collier Creek Holdings
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 6, 2018
           CIK No. 0001739566

Dear Mr. Giordano:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your response to our prior comment 1. Please clarify what you mean by this term as it applies specifically to this company and the level of risk inherent in the consumer goods industry and related sectors in which you seek to complete your initial business combination. Please disclose whether there are instances where you would characterize a risk-adjusted return as "attractive" even if it was negative.
 Jason K. Giordano
Collier Creek Holdings
August 20, 2018
Page 2

       You may contact Franklin Wyman at 202-551-3660 or Mary Mast at 202-551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                         Sincerely,
FirstName LastNameJason K. Giordano
                                                         Division of
Corporation Finance
Comapany NameCollier Creek Holdings
                                                         Office of Healthcare &
Insurance
August 20, 2018 Page 2
cc:       Daniel E. Nussen, Esq.
FirstName LastName